Exhibit 99.1

HomesToLife Announces Results of Extraordinary General Meeting

Singapore, October 27, 2026 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), a Cayman Islands exempted company headquartered in Singapore with sales across Asia-Pacific, Europe and North America, today announced the results of an extraordinary general meeting (the “EGM”) held on October 27, 2026 at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on Oct 26, 2026). The successful completion of the EGM represents a key milestone in the Company’s proposed secondary listing by way of an introduction of its ordinary shares on the Mainboard of the SGX-ST (the “Proposed Secondary Listing”).

At the EGM, shareholders of the Company passed the following resolutions effective upon the Company’s listing on the SGX-ST to:

(1)	adopt, as a special resolution, the Third Amended and Restated Memorandum and Articles of Association of the Company to position the Company to meet SGX-ST listing requirements and give the Board authority to declare all dividends including final dividends and dividends from the share premium account subject to requirements under the Cayman Companies Act (As Revised);

(2)	approve, as an ordinary resolution, the IPT General Mandate to grant approval to the Company, its subsidiaries and associated companies to enter into any interested person transaction (“IPT”) within mandated IPT categories and with mandated interested persons, provided that such transactions are made on normal commercial terms and are not prejudicial to the Company and its minority shareholders, and are entered into in accordance with the review procedures for interested person transactions.

“Today’s shareholder approval marks a meaningful milestone in our journey toward a secondary listing on the SGX-ST,” said Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife. “We are grateful for the continued confidence of our shareholders as we work toward bringing HomesToLife closer to investors in our home market.”

As announced by the Company on October 23, 2026, the Company received a conditional eligibility-to-list letter (“ETL”) from the SGX-ST on October 21, 2026 and has issued the Introductory Document dated October 23, 2026 on the website of SGX-ST. The Company remains in the progress of preparing for the Proposed Secondary Listing, and there is no assurance that the Proposed Secondary Listing will proceed to completion.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife Ltd is a global furniture company headquartered in Singapore. Leveraging 50 years of heritage built by its founders, the Company combines wholesale distribution, consumer retail, and sourcing capabilities, supported by a diversified sourcing and supplier network across China, Vietnam and India.

The Company operates through three core business divisions: (i) export division for supplying furniture to wholesale customers such as retailers and distributors worldwide, (ii) leather trading division and (iii) retail division with direct retail operations in Singapore and South Korea.

Across these business divisions, the Company operates an integrated supply chain model that encompasses product design and development, sourcing from the Company’s manufacturing partners, and the coordination of logistics and distribution channels. This operating model enables the Company to translate designs into production-ready products efficiently, supporting both branded and white-label offerings, and allows the Company to deliver scale and consistency across multiple markets.

Contacts

HomesToLife Ltd Contact:

12 Tai Seng Link

GRC Centre, #03-01A

Singapore 534233

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

HomesToLife@edelmansmithfield.com

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